U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Brentlinger                       Charles               Jayson
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   (Last)                            (First)              (Middle)

     8402 East Jenan Drive
________________________________________________________________________________
                                    (Street)

Scottsdale                         Arizona                  85260
________________________________________________________________________________
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     June 28, 1999
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Circuit Research Labs, Inc. (CRLI)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
          President and CEO

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

     N/A
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by 1 Reporting Person

     [_]  Form Filed by More than 1 Reporting Person



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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                          3. Ownership Form:
                               2. Amount of Securities       Direct (D) or
1. Title of Security              Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                     (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

Common Stock $.10 par Value        See Note                     See Note             See Note
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


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
                                                                 SEC 1473 (3-99)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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


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Option to purchase        See Note   See Note         Common Stock           500,000      $2.50           See Note       See Note
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5000,000 shares of
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Company's stock
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
Explanation of Responses:




/S/ Charles Jayson Brentlinger                              July 7, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                          Page 2



Table 1 (Note)

Mr. Brentlinger currently owns no shares of the issuer. He has entered into a Stock Purchase Agreement by which he has agreed to purchase, subject to the terms and conditions contained therein, the following shares, (i) 187,500 shares of common stock from the Company. $300,00 has been paid and the balance of $271,875 will be paid at closing; (ii) 121,312 shares of common stock from the President of the Company, Gary Clarkson, which purchase price is to be paid $250,000 cash at closing and the balance to be deferred; 171,250 shares from the Company with the purchase price of $428,125 to be paid within one year of closing. Subject to the customary conditions, the closing date will be no later than September 30, 1999.


 Table II (Note)

Mr. Brentlinger has entered into a stock purchase agreement with the Company. Upon the closing of this agreement, Mr. Brentlinger will receive an option to purchase up to 500,000 shares of the Company's common stock at the price of $2.50 per share. Subject to the customary conditions, the closing date will be no later than September 30, 1999. The option will expire 5 years from the closing date.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the intormation set forth in this statement is true, complete and correct.


July 7, 1999


	/s/ Charles Jayson Brentlinger
	Charles Jayson Brentlinger

Attention:  Intentional misstatements or omissions of fact
constitute federal criminal violations (see 18 U.S.C.  1001)